                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                           K-TRON INTERNATIONAL, INC.
                                (Name of Issuer)

                         COMMON STOCK - PAR VALUE $0.01
                         (Title of Class of Securities)

                                   482730 10 8
                                 (CUSIP Number)

                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of This Statement)


                              Rory A. Greiss, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8261
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

             [X] Rule 13d-1(b)
             [ ] Rule 13d-1(c)
             [ ] Rule 13d-1(d)

                                  SCHEDULE 13G

    CUSIP NO. 482730 10 8                                      PAGE 2 OF 9 PAGES



________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

     The Ravenswood Investment Company, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     11-2474002
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES            -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          59,600
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            59,600
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     59,600

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.5%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13G

    CUSIP NO. 482730 10 8                                      PAGE 3 OF 9 PAGES



________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

     Robotti & Company, Incorporated

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     11-2627501
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES            -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          120,750
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            120,750
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     120,750

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO, BD, IA

________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13G

    CUSIP NO. 482730 10 8                                      PAGE 4 OF 9 PAGES



________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

     Robert E. Robotti

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES            -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          180,350
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            180,350
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     180,350

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.5%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER.

            K-Tron International, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Route 55 & 553
            P.O. Box 888
            Pitman, New Jersey 08071-0888

ITEM 2(a).  NAME OF PERSONS FILING:

            This statement is filed by:

            (i) The Ravenswood Investment Company, L.P., a New York limited partnership ("Ravenswood");

            (ii) Robotti & Company, Incorporated, a New York corporation ("Robotti & Company"); and

            (iii) Robert E. Robotti, a United States citizen ("Robotti")


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Robotti & Company, Incorporated
                52 Vanderbilt Avenue,
                Suite 503
                New York, New York 10017

ITEM 2(c).  CITIZENSHIP:

            See Item 2(a)


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock - Par Value $0.01

ITEM 2(e).  CUSIP NUMBER:

            482730 10 8


                               Page 5 of 9 Pages

                                  SCHEDULE 13G

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


            (a)[X]Broker or dealer registered under Section 15 of the
                  Exchange Act.
            (b)[ ]Bank as defined in Section 3 (a)(6) of the Exchange Act.
            (c)[ ]Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
            (d)[ ]Investment company registered under Section 8 of the
                  Investment Company Act.
            (e)[X]An investment adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E);
            (f)[ ]An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1 (b)(1)(ii)(F);
            (g)[ ]A parent holding company or control person in accordance with
                  Rule 13d-1 (b)(1)(ii)(G);
            (h)[ ]A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
            (i)[ ]A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j)[ ]Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.     OWNERSHIP:

            (a) Robert E. Robotti shares beneficial ownership of 180,350 shares of the Security through the following:

                  - his ownership of Robotti & Company, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E), by virtue of the investment discretion Robotti & Company has over the accounts of its brokerage customers and advisory clients, which hold an aggregate of 120,650 shares of the Security; and
                  - his ownership of Robotti & Company, which directly owns 100 shares of the Security; and
                  - his position as General Partner of Ravenswood, which owns 59,600 shares of the Security.


                                Page 6 of 9 Pages

                                  SCHEDULE 13G


      (b) The amount of shares of the Security beneficially owned by Robert E. Robotti is 7.4% of the total outstanding shares of the Security.

      (c) (i) Mr. Robotti does not have the sole power to vote or direct the vote of any of the shares of the Security.

            (ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Security as follows:

                  - he shares with Robotti & Company the power to vote or direct the vote of 120,750 shares of the Security; and
                  - he shares with the other General Partner of Ravenswood the power to vote or direct the vote of 59,600 shares of the Security.

            (iii) Mr. Robotti does not have the sole power to dispose or to direct the disposition of any of the shares of the Security.

            (iv) Mr. Robotti shares the power to dispose or to direct the disposition of the shares of the Security as follows:

                  - he shares with Robotti & Company the power to dispose or to direct the disposition of 120,750 shares of the Security; and
                  - he shares with the other General Partner of Ravenswood the power to dispose or to direct the disposition of 59,600 shares of the Security.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.


                                Page 7 of 9 Pages

                                  SCHEDULE 13G
ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.


ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
































                                Page 8 of 9 pages

                                  SCHEDULE 13G

                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2002



                                    The Ravenswood Investment Company, L.P.


                                    By: /s/ Robert E. Robotti
                                        --------------------------
                                          Name: Robert E. Robotti
                                          Title: General Partner



                                    Robotti & Company, Incorporated


                                     By: /s/ Robert E. Robotti
                                         --------------------------
                                          Name: Robert E. Robotti
                                          Title: President and Treasurer


                                     By: /s/ Robert E. Robotti
                                        --------------------------
                                        Robert E. Robotti












                                Page 9 of 9 Pages